Exhibit 99.3

March 1, 2012

Dear Shareholder:

We are pleased to inform you that Eastern Virginia Bankshares Inc. has made changes to its Dividend Reinvestment and Stock Purchase Plan. The current Prospectus is available online at rtco.com.

As a Plan Participant, you recognize the economical and convenient advantages the Plan offers you. We have updated the Prospectus and added features to the Plan. The Plan now allows for partial dividend reinvestment of your dividend (at least 10%). The Plan also now allows for additional cash contributions on a quarterly basis from $50 minimum to a $20,000 maximum. These contributions can be made through personal checks to Registrar and Transfer Company or by taking advantage of the new quarterly automatic deductions feature. Finally, the Plan now allows for the sale of shares acquired through the Plan directly by the administrator if the Plan Participant so chooses.

The updated Prospectus and enrollment form can be downloaded from Registrar and Transfer Company’s website at rtco.com. You can also call the investor relations department at 1-800-368-5948.

Sincerely yours,

Joe A. Shearin, President and CEO
Eastern Virginia Bankshares, Inc.

We have filed a registration statement with the SEC registering the shares to be offered under the Dividend Reinvestment and Stock Purchase Plan. Before you invest, you should read the Prospectus in that registration statement and the other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.